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                                                       Exchange Act No.  1-14236

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 425

                             Pursuant to Rule 425 of
                           The Securities Act of 1933

                        FelCor Lodging Trust Incorporated
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             (Exact name of registrant as specified in its charter)



            Maryland                   1-14236                   75-2541756
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(State or other jurisdiction of    (Commission File             (IRS Employer
        incorporation)                 Number)               Identification No.)

454 E. John Carpenter Freeway, Suite 1300, Irving, Texas        75062
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 (Address of principal executive offices)                       (Zip Code)


Registrant's telephone number, including area code:           (214) 444-4900
                                                       -------------------------


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          (Former name or former address, if changed from last report)

      Set forth below is the text of the Press Release dated May 10, 2001.



[GRAPHIC OMITTED]   FelCor Lodging Trust Incorporated
                    545 E. John Carpenter Freeway, Suite 1300
                    Irving, Texas  75062-3933
                    P 972.444.4900    F 972.444.4949
                    www.felcor.com   NYSE: FCH


For Immediate Release:
---------------------


CONTACT:
For FelCor Lodging Trust:                  For MeriStar Hospitality Corporation:
------------------------                   ------------------------------------
Thomas J. Corcoran, Jr.                    Bruce Riggins
President and CEO                          Director of Finance
Andrew J. Welch                            Melissa Thompson
Senior Vice President & Treasurer          Director of Corporate Communications
Monica L. Hildebrand                       202-295-2228
Vice President of Communications
Stephen A. Schafer
Director of Investor Relations
 (972) 444-4900

Spector Public Relations:                  Daly Gray Public Relations:
------------------------                   ---------------------------
Shelley Spector or Ed Furey                Jerry Daly or Carol McCune
(212) 943-5858                             (703) 435-6293


   FelCor Lodging Trust to Acquire MeriStar Hospitality in $2.7 Billion Merger

 Largest Owner of Crowne Plaza(R), Doubletree(R), Embassy Suites(R), Hilton(R),
          Holiday Inn(R), Radisson(R), Sheraton(R), and Westin(R)Hotels

         IRVING, Texas and WASHINGTON, D.C., May 10, 2001 - FelCor Lodging Trust Incorporated (NYSE:FCH) and MeriStar Hospitality Corporation (NYSE:MHX) announced today an agreement to merge. The $2.7 billion transaction will result in a pro forma market capitalization of $6.3 billion for the combined company and will bring the number of hotels owned by FelCor to 299, with approximately 78,000 rooms. As a result of the combination, FelCor will own more hotels and rooms than any other U.S. lodging real estate investment trust (REIT). MeriStar shares were valued at a 9% premium based on MeriStar's average closing price for the past 20 trading days. After the merger of MeriStar Hospitality and FelCor, MeriStar Hotels & Resorts (NYSE:MMH) will continue to manage the newly added hotel assets.

                                     -more-

FelCor and MeriStar to Merge
May 10, 2001
Page 2


         Under the terms of the merger plan, which was approved by the boards of both companies, holders of MeriStar shares (or common operating partnership units) will receive $4.60 per share in cash and 0.784 shares (or units) of FelCor, for a total value (based on the closing price of FelCor common stock on May 9) of approximately $1.1 billion. FelCor also will either assume or refinance $1.6 billion in MeriStar debt. The consideration paid to MeriStar represents a cost per room of approximately $94,500, a 11.3% net operating income capitalization rate and an EBITDA multiple of 8.0x based on results as of March 31, 2001. The merger is expected to be accretive to FelCor's funds from operations ("FFO") for pro forma 2001 and 2002. FelCor's dividend is presently expected to remain at its current annualized level of $2.20 per share.

         The merger will add diversity to FelCor's portfolio with 113 additional hotels and 28,897 rooms, and will enhance concentration in the upscale and resort segments. FelCor will be the largest independent owner of Crowne Plaza(R), Doubletree(R), Embassy Suites(R), Hilton(R), Holiday Inn(R), Radisson(R), Sheraton(R), and Westin(R) hotels.

         "We are very similar companies and have had very similar strategies for value creation," said Thomas J. Corcoran, Jr., President and CEO of FelCor. "While we have both enjoyed some size-related efficiencies over the years, I expect the combined company to enjoy better access to capital, cost savings, improved diversity and brand distribution, and enhanced buying power in dealings with third parties. Moreover, the scale and diversity of the new FelCor portfolio is unmatched in the industry which, I believe, will make it a benchmark for hotel real estate."

         "Combining MeriStar and FelCor solidifies the Company's position as a preeminent owner of institutional quality lodging assets, providing immediate benefits to our MeriStar shareholders and creating a powerful platform for

                                     -more-

FelCor and MeriStar to Merge
May 10, 2001
Page 3


continued growth and value enhancement," said Paul W. Whetsell, Chairman and CEO of MeriStar Hospitality. "We have a great deal of confidence in Tom Corcoran and his management team. This will give me the opportunity to focus on the strategic activities of MeriStar Hotels & Resorts, which will continue to operate 111 hotels for FelCor."

         Tom Corcoran will continue as President and CEO of FelCor. Paul W. Whetsell and Stephen D. Jorns have agreed to join the FelCor Board of Directors. FelCor will continue to be headquartered in Irving, Texas.

         FelCor and MeriStar senior management will host a joint conference call to discuss the merger at 12:00 noon Central Time, Thursday, May 10, 2001. The phone number is 1-888-739-6043. The call will be simultaneously webcast on www.felcor.com and www.meristar.com. A replay will be available from Thursday, May 10, 2001 at 2:00 p.m. (Central Time) through Friday, June 1, 2001, at 7:00 p.m. (Central Time) by dialing 888-509-0081 or on FelCor's website. In addition, a presentation summarizing the merger will be available by 8:00 a.m. Central Time on FelCor's website under the "Presentations" tab of the "Investor Relations" page.

         The equity portion of the transaction is structured to qualify as a tax-free merger. The merger is subject to the approval of shareholders of both companies and is expected to close in August 2001.

         Deutsche Banc Alex.Brown and J.P. Morgan Securities Inc. served as financial advisors to FelCor in connection with the transaction and Salomon Smith Barney advised MeriStar.

                                     -more-

FelCor and MeriStar to Merge
May 10, 2001
Page 4


About MeriStar Hospitality Corporation

         Washington, D.C.-based MeriStar Hospitality Corporation owns 113 principally upscale, full-service hotels in major markets and resort locations with 28,897 rooms in 27 states, the District of Columbia and Canada. The company owns hotels under such internationally known brands as Hilton, Sheraton, Marriott, Westin, Radisson and Doubletree. For more information about MeriStar Hospitality Corporation, visit the company's Web site: www.meristar.com.

About FelCor Lodging Trust Incorporated

         FelCor's hotel portfolio consists of 186 hotels with nearly 50,000 rooms and suites and is concentrated primarily in the upscale and full-service segments. FelCor is the owner of the largest number of Embassy Suites, Crowne Plaza, Holiday Inn and independently owned Doubletree-branded hotels. Other leading hotel brands under which FelCor's hotels are operated include Sheraton Suites, Sheraton and Westin. FelCor has a current market capitalization of approximately $3.5 billion. Additional information can be found on the Company's website at www.felcor.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities nor shall there be any sale of any securities in any state or province in which such offer, solicitation or sale would be unlawful prior to registration or qualification under applicable securities laws. FelCor plans to file a registration statement on Form S-4 with the SEC in connection with the merger transaction. The Form S-4 will contain a prospectus, a proxy statement, and other documents for the stockholders' meetings of FelCor and MeriStar at which time the proposed transaction will be considered. FelCor and MeriStar plan to mail the proxy statement and prospectus contained in the Form S-4 to their respective stockholders. The Form S-4, proxy statement and

                                     -more-

FelCor and MeriStar to Merge
May 10, 2001
Page 5

prospectus will contain important information about MeriStar, FelCor, the merger and related matters. Investors and stockholders should read the Form S-4, proxy statement and prospectus and the other documents filed with the SEC in connection with the merger carefully before they make any decision with respect to the merger. A copy of the merger agreement with respect to the merger will be filed with the SEC by both MeriStar and FelCor as an exhibit to a current report on Form 8-K. The Form S-4, proxy statement and prospectus, and all other documents filed with the SEC in connection with the merger transaction will be available when filed free of charge at the SEC's web site, at www.sec.gov. In addition, the proxy statement and prospectus, and all other documents filed with the SEC in connection with the merger will be made available to investors free of charge by writing to the MeriStar and FelCor contact addresses set forth in this press release.

         In addition to the Form S-4, the proxy statement, and the other documents filed with the SEC in connection with the merger, both MeriStar and FelCor are obligated to file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements and other information filed with the SEC at the SEC's public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on public reference rooms. Filings with the SEC also are available to the public from commercial document-retrieval services and at the web site maintained by the SEC at www.sec.gov.

         Pursuant to Instruction 3 of Item 4 of Schedule 14A, the participants in the solicitation include FelCor, MeriStar, their respective directors, and may include certain executive officers of each. Information concerning the FelCor directors and executive officers and their direct and indirect interests in FelCor is contained in its proxy statement for its annual meeting of shareholders dated April 6, 2001. The identity of the people who, under SEC rules, may be considered participants in the solicitation of MeriStar stockholders in connection with the proposed merger, and a description of their interests, will be available in a Schedule 14A to be filed by MeriStar. As of the date of this communication, none of the foregoing participants beneficially owned in excess of 1% of the MeriStar Common Stock, except Paul W. Whetsell, John Emery, Bruce G. Wiles and Steven D. Jorns, each a director and/or executive officer of MeriStar, or beneficially owned in excess of 1% of FelCor Common Stock, except Thomas J. Corcoran, Jr., Donald J. McNamara and Charles N. Mathewson, each a director and/or executive officer of FelCor.

         This press release contains "forward-looking statements," within the meaning of the federal securities laws, regarding FelCor Lodging Trust Incorporated and MeriStar Hospitality Corporation. Although both companies believe that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, they can give no assurance that their expectations will be achieved. Factors that could cause actual results to differ materially from current expectations include: changes in macro-economic conditions and in the demand for (and supply of) hotel rooms; FelCor's ability

                                     -more-

FelCor and MeriStar to Merge
May 10, 2001
Page 6

to merge successfully the operations of Meristar into FelCor's organization and realize the anticipated synergies and economies of scale; and other risks, which are contained herein and in each company's filings with the Securities and Exchange Commission.

FelCor and MeriStar to Merge
May 10, 2001
Page 7


                                                          Summary Fact Sheet

                                          MeriStar                   FelCor                    Pro forma
                                         Hospitality             Lodging Trust               Combined (2)

Equity market capitalization (1)           $1,093                    $1,374                     $2,229

Total market capitalization                 2,731                     3,493                      6,291

Properties                                   113                       186                        299

Rooms                                      28,878                    48,838                     77,716

Number of states                             28                        35                         39

Top 3 Brands                              Hilton                  Embassy Suites             Embassy Suites
                                          Radisson                Holiday Inn                Holiday Inn
                                          Sheraton                Crowne Plaza               Crowne Plaza


Pro forma Debt / EBITDA (TTM) (3)           4.9x                      3.8x                       4.5x

EBITDA / Pro forma interest (TTM) (3)       2.9x                      3.0x                       2.7x


(1) Equity valued at transaction value.
(2) Combined financials reflect adjustments for the transaction.
(3) Trailing 12 months as of 3/31/01.

FelCor and MeriStar to Merge
May 10, 2001
Page 8

                                                      Geographic Diversification
                                                        (2000 EBITDA by State)

------------------------------------------------- ------------------- ------------------ ---------------------
                                                  FelCor              MeriStar           Combined
------------------------------------------------- ------------------- ------------------ ---------------------
California                                        20.7%               19.5%              20.2%
------------------------------------------------- ------------------- ------------------ ---------------------
Florida                                           11.3%               21.5%              15.4
------------------------------------------------- ------------------- ------------------ ---------------------
Texas                                             18.5%               8.0%               14.2%
------------------------------------------------- ------------------- ------------------ ---------------------
Georgia                                           7.7%                3.3%               5.9%
------------------------------------------------- ------------------- ------------------ ---------------------
New Jersey                                        2.6%                9.1%               5.3%
------------------------------------------------- ------------------- ------------------ ---------------------
Illinois                                          3.6%                4.6%               4.0%
------------------------------------------------- ------------------- ------------------ ---------------------
Pennsylvania                                      3.5%                2.9%               3.3%
------------------------------------------------- ------------------- ------------------ ---------------------
Louisiana                                         3.3%                2.0%               2.8%
------------------------------------------------- ------------------- ------------------ ---------------------
Virginia                                          0.9%                4.6%               2.4%
------------------------------------------------- ------------------- ------------------ ---------------------
Arizona                                           3.2%                1.2%               2.4%
------------------------------------------------- ------------------- ------------------ ---------------------
Total Top 10 States                               75.3%               76.6%              75.8%
------------------------------------------------- ------------------- ------------------ ---------------------




                                                         Brand Diversification
                                                  (2000 EBITDA Contribution by Brand)


                                                FelCor                MeriStar           Combined
                                                --------------------- ------------------ ---------------------
Embassy Suites                                  40.9%                 2.7%               25.4%
----------------------------------------------- --------------------------------------------------------------
Holiday Inn                                     24.6%                 8.8%               18.2%
----------------------------------------------- --------------------- ------------------ ---------------------
Crowne Plaza                                    12.9%                 4.9%               9.7%
----------------------------------------------- --------------------- ------------------ ---------------------
Sheraton                                        7.7%                  12.1%              9.5%
----------------------------------------------- --------------------- ------------------ ---------------------
Hilton                                          0.5%                  21.0%              8.8%
----------------------------------------------- --------------------- ------------------ ---------------------
Doubletree                                      5.7%                  3.7%               4.9%
----------------------------------------------- --------------------- ------------------ ---------------------
Radisson                                        0.0%                  9.9%               4.0%
----------------------------------------------- --------------------- ------------------ ---------------------
Westin                                          1.3%                  4.5%               2.6%
----------------------------------------------- --------------------- ------------------ ---------------------
Courtyard by Marriott                           1.0%                  4.5%               2.5%
----------------------------------------------- --------------------- ------------------ ---------------------
Marriott                                        0.0%                  5.7%               2.3%
----------------------------------------------- --------------------- ------------------ ---------------------
Wyndham                                         0.0%                  4.3%               1.7%
----------------------------------------------- --------------------- ------------------ ---------------------
Ramada                                          0.0%                  3.1%               1.2%
----------------------------------------------- --------------------- ------------------ ---------------------
Fairfield Inn                                   0.8%                  0.0%               0.5%
----------------------------------------------- --------------------- ------------------ ---------------------
Hampton Inn                                     0.8%                  0.0%               0.5%
----------------------------------------------- --------------------- ------------------ ---------------------
Other                                           3.7%                  14.9%              8.3%
----------------------------------------------- --------------------- ------------------ ---------------------

                                                                  ###